UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549    =========================
                                   FORM 12B-25         OMB APPROVAL
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                                                       OMB Number: 3235-0058
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                          NOTIFICATION OF LATE FILING  Expires: January 31, 2002
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(Check One): [ ]Form 10-K [ ]Form 20-F [ ]             Estimated average burden
Form 11-K [X]Form 10-Q [ ]Form N-SAR                   hours per response. .2.50
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For Period Ended: June 30, 2003                        SEC FILE NUMBER
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                                                       CUSIP NUMBER
[ ] Transition Report on Form 10-K                     68274Y 10 1
[ ] Transition Report on Form 20-F                     =========================
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________


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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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NOTHING  IN THIS  FORM  SHALL BE  CONSTRUED  TO IMPLY  THAT THE  COMMISSION  HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: N/A

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:  Online Processing, Inc.,

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Former Name if Applicable:

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Address of Principal Executive Office (Street and Number):
1048 Irvine Avenue #176
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City, State and Zip Code:
Newport Beach, California 92660

PART II -- RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               b)   The subject annual report,  semi-annual  report,  transition
 [X] report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

               c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (ATTACH EXTRA SHEETS IF NEEDED)

On June 24, 2003, the Board of Directors of Online Processing, Inc., (the "Company") accepted the resignation of Roger Henley, its former Chief Executive Officer, President and Chief Financial Officer. Mr. Henley resigned in order to pursue other opportunities and as a result of the Company's decision to cease commercial operations due to its inability to obtain funding necessary to continue its operations. With the exception of Peter Bowthorpe, who agreed to assume the duties of Chief Executive and Chief Financial Officer until the Board of Directors designates his successor, the Company currently has no full time employees. Mr. Bowthorpe is working part time to assist in the preparation of the financial statements required in a Form 10-QSB. As a result of its lack of finances, the Company is unable to retain additional employees with the skills and knowledge needed to prepare the financial statements in a timely manner. The Company filed a Form 8-K on July 1, 2003, disclosing its cessation of operations and that the Company is considering reorganizing. The Company will file on or before the fifth calendar day following the prescribed due date the Form 10-QSB containing the financial statements prepared on the basis of the Company's suspended operations.


PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification


     Peter Bowthorpe                           011              44-190-385-9398
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        (Name)                              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Online Processing, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2003                      By:      /s/ Peter Bowthorpe
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                                                        Peter Bowthorpe





INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).